

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 29, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (305) 446-4448

Robert Escobio
Chief Executive Officer
Southern Trust Securities Holding Corp.
2121 Ponce de Leon Blvd., Suite 340
Coral Gables, Florida 33134

> **Re: Southern Trust Securities Holding Corp.**
> **Form 10-SB**
> **Filed April 30, 2007**
> **File No. 000-52618**

Dear Mr. Escobio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3
The Company, page 3

1.   Please revise the introductory discussion to clarify whether your reference to services "we" provide refers to CIS, CISAM, Southern Trust, or other subsidiaries of Southern Trust. Please also clarify whether CISAM is owned by CIS. In

addition, in an appropriate section of your registration statement, please provide an organizational chart of you and your subsidiaries.

2. Briefly discuss the nature of CIS and CISAM's fee income so that investors can ascertain how each earns its money, i.e. commissions, performance fees, management fees, incentive fees, and returns on investments. Describe the "fixed fee arrangements."

Selected Consolidated Financial Data, page 4

3. Please consider revising your filing to present income (loss) from continuing operations per common share for each of the last two fiscal years.

Risk Factors, page 5
If we do not successfully manage consolidation opportunities . . ., page 5

4. Please disclose whether you are currently negotiating with any acquisition targets.

Our business may be adversely affected by market conditions, page 6

5. Please update the information contained under this heading to address current market conditions.

Directors, Executive Officers, Promoters and Control Persons, page 11

6. We note disclosure here and throughout your registration statement that refers to STS in the third-person, despite disclosure on page 13 that STS refers to Southern Trust Securities Holding Corp. Please revise to clarify whether STS is a separate entity than the registrant and, if so, revise to better indicate this distinction and its significance to investors. If STS refers to the issuer of the class of securities being registered, delete disclosure throughout the document that indicates STS is a separate entity including, for example, disclosure of the positions and offices held by executive officers and directors, which appears to refer to positions of the registrant and STS.

Business, page 13
Overview

7. Please describe your offshore services to enable client access to foreign trusts and corporations.

8. Please describe your agreement with Inversora. Please tell us why you have not filed this agreement as an exhibit.

Investment Banking, page 15

9. Please revise your disclosure to clarify the meaning of the statement "we have ready access to many public shell corporations . . . ."

10. We note your statement on page 20 that $800,000 of your investment banking revenues were derived from services performed for a single customer. Please revise to disclose the name of this client. See Regulation S-B, Item 101(b)(6).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

11. Please revise the introductory paragraph to delete the reference to forward-looking statements within the meaning of the Securities Exchange Act of 1934, as the safe harbor provisions of the Private Securities Litigation Reform Act are inapplicable to issuers of penny stock. Refer to Section 21E(b)(1)(C) of the Exchange Act.

12. Please enhance your disclosure by discussing economic or industry-wide factors, such as trading volumes and volatility in markets that are relevant to you in the business environment in which you operate. See SEC Interpretive Release No. 33-8350 for additional guidance.

Recent Developments, page 19

13. Please tell us supplementally of the basis for the option exercise prices of $.50 and $1.00.

Results of Operations, page 21

14. We note your statement that 2006 trading income revenues were "minimal" based on your internal forecasts. To apprise investors with a more thorough understanding of your operations, please expand your disclosure to discuss the extent to which your revenues or revenue growth were less than your internal forecasts, as well as the extent to which such shortfalls are attributable to the bankruptcy of Refco and to any other causes. Please also disclose whether you expect these trends to continue and, with respect to Refco, whether you have arrangements with another clearing and execution firm for foreign exchange transactions. Refer to Item 303(b)(1)(iv), (v) of Regulation S-B.

15. Please expand your discussion in the first complete paragraph on page 22 to disclose the number of private placements and reverse mergers on which you are currently working.

16. We note that you attribute the decrease in commissions and clearing fees, in part, to lower volumes of transactions, while you also attribute the 8% increase in trading income to "an increase in equities, options, futures and fixed income orders." Please revise your disclosure, where appropriate, to address the extent to which changes in items of revenue and expense are attributable to price and volume, respectively.

17. Please revise your discussion of employee compensation expense to disclose the number of employees hired in the second and third quarters of 2006.

18. Please expand your discussion of communications and market data expenses to provide investors with more detailed information regarding the type of expenses within this line item.

Liquidity and Capital Resources, page 22

19. Regarding your table summarizing your significant commitments as of December 31, 2006, please present commitments aggregated by type of commitment instead of just presenting total commitments for each year.

20. We note your statement that you were not in compliance with debt covenant ratios in your notes payable. Please expand your discussion to disclose the applicable ratios, how such ratios are calculated, the extent of your deficiency, and the consequences of such deficiencies on your credit rating and compliance with any applicable regulatory requirements. Please provide appropriate risk factor disclosure.

21. Please enhance your disclosure to clarify how you intend to ensure you meet the financial ratios by the end of 2007. In addition, please disclose, if any, the existence of cross default provisions in other debt agreements that could cause issues absent a waiver. Discuss the impact on your business if you are unable to meet the financial ratios and are unable to continue obtaining a waiver.

22. Please also clarify here and in Note 5 whether your financial covenants are maintained on an annual or quarterly basis.

Executive and Director Compensation, page 26

23. Please revise your disclosure in this section to provide clear, concise, and understandable disclosure of the bonus and commission compensation paid to Mr. Escobio in 2006. This disclosure should include the terms of these arrangements, as well as whether they were paid pursuant to a written agreement between the company and Mr. Escobio. See Regulation S-B, Item 402(a)(1), (c)

Recent Sales of Unregistered Securities, page 31

24. Please revise your discussion to disclose the section of the Securities Act or rule of the Commission in reliance on which the May 3, 2005, transactions were not registered. See Regulation S-B, Item 701(d).

25. Please revise your discussion of the March 1, 2005, transaction to identify the persons or class of persons to who your predecessor-in-interest issued securities.

Financial Statements
General

26. Please include interim financial statements for the period ended March 31, 2007. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

27. You disclose on page 28 that you have agreed to register the common stock underlying the Series A preferred stock. Tell us how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-2, which should have been adopted during the interim period ended March 31, 2007. Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2 in a note to your interim financial statements and all future filings.

28. Please disclose the amount of revenues and long-lived assets other than financial instruments, as applicable, that are attributed to the United States of America, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

29. You disclose on page 14 that you generate revenue from three primary sources: trading and commission revenue; asset management; and investment banking. Please tell us whether each of these sources represents a separate operating segment as defined in paragraph 10 of SFAS 131. If not, please tell us in detail why not. If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of this SFAS for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-5

30. It appears based on your Consolidated Statement of Changes in Stockholders' Equity (Deficit) that no net assets were acquired from Atlantis Ideas Corp. as a

result of the March 30, 2006 transaction. Therefore, it appears that the merger was actually a recapitalization transaction rather than a reverse acquisition which required purchase accounting. If true, please revise your filing to more clearly describe the nature of this transaction as a recapitalization. If not true, please tell us the purchase accounting adjustments which were recorded and explain how they are reflected in the consolidated financial statements.

31. As a related matter, the historical financial statements (Southern Trust Securities Holding Corp.) are required to reflect the shares issued by Atlantis Ideas Corp. "to acquire" Southern Trust Securities Holding Corp. as outstanding for all periods presented in a manner similar to a stock split. The 3,000,000 Atlantis Ideas Corp. shares outstanding prior to the transaction should only be included in the weighted average shares outstanding for the period after the transaction. Please consider whether this may require a recalculation of the weighted average shares outstanding for EPS purposes.

32. It appears that you issued common stock in the amount of $254,000 during the year ended December 31, 2005. Please clarify if this issuance was a conversion of preferred stock into common stock, and if so, please revise the caption on your statement of stockholders' equity accordingly. If this issuance was a conversion of preferred stock into common stock, please disclose in your footnotes the terms of the conversion, including why the conversion did not occur at a 1.58 conversion rate indicated on page F-12.

Note 2 – Summary of Significant Accounting Policies, page F-7

33. Please disclose, if applicable, any risks related to concentrations of business that you may have. See paragraphs 21-22 of SOP 94-6.

34. Per review of your balance sheet and your statement of cash flows, it appears that in 2006 you wrote off the entire December 31, 2005 balances in other receivables and commissions receivables. Please disclose your accounting policy regarding your allowance and consider including a rollforward of the account.

35. Please disclose your accounting policy for evaluating impairment on long-lived assets pursuant to SFAS 144.

36. Given that you issued shares of common stock to executives and employees as compensation for their services, please disclose your accounting policy for stock compensation. See paragraph 64 of SFAS 123(R). If you previously accounted for stock compensation pursuant to APB 25, please disclose in tabular format your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123. See paragraph 45(c) of SFAS 123, as amended by SFAS 148.

Securities Owned, page F-7

37. Please revise your disclosure to specifically state which revenue line item includes unrealized gains and losses on securities owned.

Loss Per Share, page F-8

38. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Note 6 – Income Taxes, page F-11

39. You present a gross deferred tax asset of $211,000 pertaining to intangible assets; however, it does not appear from the face of your balance sheet that you have any intangible assets as of the end of the periods presented in your financial statements. We remind you that pursuant to paragraph 42 of SFAS 142, all intangible assets should be aggregated and presented as a separate line item in your balance sheet. Please revise accordingly. In addition, please disclose your accounting policy for evaluating impairment of intangible assets and disclose in a footnote the amount and composition of your intangible assets. If you have fully written off all intangible assets, disclose this fact in your footnotes.

Note 8 – Series A 8% Convertible Preferred Stock, page F-12

40. You disclose that you simultaneously issued 313,000 shares of Series A 8% convertible preferred stock, 6.5168 shares of common stock for each share of preferred stock, and 62,500 warrants. Please provide us with the computations related to the values assigned to your convertible preferred stock, common stock, warrants, and beneficial conversion feature. Note that after determining the relative fair values of your preferred stock, common stock, and warrants, you should determine the effective conversion price of your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.

41. As a related matter, we note from your disclosures on page 28 that you granted your subsidiary, CIS, (as placement agent) 62,500 warrants for your common stock. We also note that CIS then subsequently transferred these warrants to your CEO as compensation in 2005. Please tell us how you accounted for the warrants both upon issuance to CIS and upon transfer from CIS to your CEO. Your response should clearly explain how you determined fair value of the warrants upon issuance and upon transfer and should describe the accounting literature you relied upon to support your treatment for both transactions.

Note 14 – Commitments and Contingencies, page F-14

42. Given that the outcome of the legal claim of which you are party to is not predictable with assurance, please disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. Please also revise to explain the nature of the legal claim, including a description of how the claim arose. See paragraph 10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Note 16 – Subsequent Events, page F-14
Business Acquisition, page F-14

43. Please disclose the terms of your acquisition of a controlling interest in AR Growth Finance Corp., including what percentage of AR Growth you purchased and the cost of your acquisition. Also, tell us how you determined that the equity method of accounting was appropriate.

Employment Agreements, page F-14

44. Please provide us an analysis of all equity issuances and repurchases (including share and option issuances) that occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction:
    - identify the parties, including any related parties;
    - the nature of the consideration; and
    - the fair value and your basis for determining the fair value.
        o Indicate whether the fair value was contemporaneous or retrospective.
    - For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Kathleen Brown (*via facsimile* 703/852-2716)
        Law Office of Kathleen Brown, P.C.
        4531 N. 11th Street
        Arlington, Virginia 22201